PROSPECTUS SUPPLEMENT To Prospectus Dated December 15, 2025	Filed pursuant to Rule 424(b)(3) Under the Securities Act of 1933 in connection with Registration Statement No. 333-291262

SRx HEALTH SOLUTIONS, INC.

Up to 2,506,893,959 Shares of Common Stock

Offered by the Selling Stockholder

This prospectus supplement updates and supplements the information contained in the prospectus dated December 15, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our registration statement on Form S-1 (File No. 333-291262), as amended, with the information contained in our Current Report on Form 8-K which was filed with the Securities and Exchange Commission on February 20, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale, from time to time, which may be offered by Keystone Capital Partners, LLC (“Keystone”, “Keystone Capital Partners” or the “Selling Stockholder”), or their pledgees, donees, transferees, or other successors in interest, of up to 2,506,893,959 shares of common stock, par value $0.0001 per share (the “Common Stock”), of SRx Health Solutions, Inc., a Delaware corporation (“we,” “our,” the “Company”). The shares of Common Stock being offered by the Selling Stockholder are outstanding or issuable pursuant to the Common Share Purchase Agreement dated July 7, 2025 by and among the Company and the Selling Stockholder, as amended on October 28, 2025 (the “ELOC Purchase Agreement”). See “The Keystone Capital Transaction” for a description of the Purchase Agreement. We may elect, in our sole discretion, to issue and sell such 2,506,893,959 shares of Common Stock (the “Keystone Purchase Shares”) to Keystone, from time to time from and after the Keystone Commencement Date (as defined below) under the ELOC Purchase Agreement. Please refer to “Selling Stockholder” beginning on page 70. Such registration does not mean that Keystone will actually offer or sell any of these shares of Common Stock. We will not receive any proceeds from the sales of the above shares of Common Stock by the Selling Stockholder; however, we will receive proceeds under the Purchase Agreement if we sell shares of Common Stock to the Selling Stockholder.

You should read this prospectus supplement in conjunction with the Prospectus. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.

Our Common Stock is listed on the NYSE American under the symbol “SRXH”. On February 25, 2026, the closing price of our Common Stock was $0.1360 per share.

We are a “smaller reporting company” under applicable federal securities laws and will be subject to reduced public company reporting requirements for so long as we remain a smaller reporting company.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 8 of this prospectus and any other risk factors contained in any applicable prospectus supplement and in the documents incorporated by reference herein and therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 26, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 18, 2026

SRx Health Solutions, Inc.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-40477	83-4284557
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

801 US Highway 1

North Palm Beach, Florida 33408

(Address of Principal Executive Offices) (Zip Code)

(Registrant’s Telephone Number, Including Area Code): (212) 896-1254

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value share	SRXH	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing

On February 18, 2026, SRx Health Solutions, Inc. (the “Company”) received a public warning letter (the “Letter”) from the NYSE Regulation Staff of the New York Stock Exchange (the “Exchange”) notifying the Company that it failed to comply with Sections 301 and 713 of the NYSE American LLC Company Guide (the “Company Guide”).

The Letter relates to the issuance of approximately 7.5 million shares (the “Subject Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), between December 31, 2025 and January 23, 2026, upon conversion of certain shares of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”). The Preferred Shares were issued pursuant to a Securities Purchase Agreement, dated October 27, 2025, by and among the Company and certain investors (the “Agreement”). The Agreement and the Preferred Shares are described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2025. Specifically, the Letter states that the Company failed to file an application to obtain the Exchange’s listing approval for the issuance of additional shares of the Common Stock as required under Section 301 of the Company Guide and failed to obtain stockholder approval of an issuance that exceeded 20% of the Common Stock outstanding, as required under Section 713 of the Company Guide.

The Company filed an application to obtain the Exchange’s listing approval for the issuance of the Common Stock issuable upon conversion of the Preferred Shares on December 12, 2025. At the time of such filing, the conditions precedent to the conversion of the Preferred Shares under the Agreement had not been met and no shares of Common Stock had been issued in connection therewith.

The Company obtained stockholder approval of the issuance of the Preferred Shares, and the issuance of the Common Stock upon the conversion thereof, including the potential for such issuance to exceed 20% of the Common Stock then-outstanding, by written consent of the stockholders on October 8, 2025. Such stockholder actions taken by written consent are described in the Company’s Definitive Schedule 14C filed with the SEC on October 20, 2025. The Exchange has advised the Company that such stockholder approval was deficient under the Exchange’s unpublished internal guidance on generic proxy proposals, which led to the violation of Section 713 of the Company Guide as set forth in the Letter.

As of the date of this Current Report, all of the Preferred Shares have either been converted into Common Stock or redeemed by the Company, and no Preferred Shares are outstanding. Such redemption of Preferred Shares is described in the Company’s Current Report on Form 8-K filed with the SEC on February 12, 2026.

A press release announcing the Company’s receipt of the Warning Letter was published on February 20, 2026 and is attached to this report as Exhibit 99.2.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibits	Description
99.1	Warning Letter, dated February 18, 2026.
99.2	Press Release, dated February 20, 2026.
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SRx Health Solutions, Inc.

By:	/s/ Carolina Martinez
Name:	Carolina Martinez
Title:	Chief Financial Officer

February 20, 2026

Exhibit 99.1

Tony Frouge
Chief Regulatory Officer

New York Stock Exchange
11 Wall Street New York, NY 10005
T + 1 212 656 2133
tony.frouge@nyse.com

February 18, 2026

Mr. Kent Cunningham

Chief Executive Officer

SRX Health Solutions, Inc.

801 US Highway 1

North Palm Beach, Florida 33408

Dear Mr. Cunningham:

NYSE Regulation is issuing this public Warning Letter to SRX Health Solutions, Inc. (the “Company”) as provided for in Section 1009(a) of the NYSE American LLC (the “Exchange”) Company Guide (the “Company Guide”). The Warning Letter is being issued in connection with the Company’s failure to comply with Sections 301 and 713 of the Company Guide as described below.

Section 301 of the Company Guide states that a listed company is not permitted to issue, or to authorize its transfer agent or registrar to issue or register, additional securities of a listed class until it has filed an application for the listing of such additional securities and received notification from the Exchange that the securities have been approved for listing.

Section 713 of the Company Guide requires shareholder approval when additional shares to be issued in connection with a transaction involve the sale, issuance, or potential issuance of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock.

The Company issued approximately 7.5 million common shares since October 2025 in connection with the conversion of certain convertible series A preferred shares. Notwithstanding the requirements outlined above, the Company (i) failed to file an application to obtain Exchange approval for the issuance of these securities and (ii) also did not obtain shareholder approval for the issuance that equaled 20% or more of the Company’s common stock outstanding. Therefore, the Company violated both Sections 301 and 713 of the Company Guide.

Further, pursuant to Company Guide Sections 401(j) and 1009(j), the Company is required to (i) file a Form 8-K disclosing its receipt of this public Warning Letter no later than four business days after its receipt and (ii) also disclose its receipt in a press release, with both indicating that the Company has failed to satisfy one or more continued listing requirements.

NYSE Regulation notes that any prospective failure to comply with the aforementioned rules, or any other NYSE American listing requirement, has the potential to result in further action, including the commencement of delisting proceedings.

Regards,

Tony Frouge

Chief Regulatory Officer – NYSE

cc:	William P. Hubbard, Meister Seelig & Fein PLLC
Tanya Hoos, NYSE Regulation

New York Stock Exchange

nyse.com

Exhibit 99.2

FOR IMMEDIATE RELEASE

SRx Health Solutions Announces Receipt of Warning Letter from NYSE American

NORTH PALM BEACH, FL — February 20, 2026 — SRx Health Solutions, Inc. (NYSE American: SRXH) (the “Company”) today announced that on February 18, 2026, it received a public warning letter (the “Letter”) from the NYSE Regulation Staff of the New York Stock Exchange (the “Exchange”) notifying the Company that it failed to comply with Sections 301 and 713 of the NYSE American LLC Company Guide (the “Company Guide”).

The Letter relates to the issuance of approximately 7.5 million shares (the “Subject Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), between December 31, 2025 and January 23, 2026, upon conversion of certain shares of the Company’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Shares”). The Preferred Shares were issued pursuant to a Securities Purchase Agreement, dated October 27, 2025, by and among the Company and certain investors (the “Agreement”). The Agreement and the Preferred Shares are described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 31, 2025. Specifically, the Letter states that the Company failed to file an application to obtain the Exchange’s listing approval for the issuance of additional shares of the Common Stock as required under Section 301 of the Company Guide and failed to obtain stockholder approval of an issuance that exceeded 20% of the Common Stock outstanding, as required under Section 713 of the Company Guide.

The Company filed an application to obtain the Exchange’s listing approval for the issuance of the Common Stock issuable upon conversion of the Preferred Shares on December 12, 2025. At the time of such filing, the conditions precedent to the conversion of the Preferred Shares under the Agreement had not been met and no shares of Common Stock had been issued in connection therewith.

The Company obtained stockholder approval of the issuance of the Preferred Shares, and the issuance of the Common Stock upon the conversion thereof, including the potential for such issuance to exceed 20% of the Common Stock then-outstanding, by written consent of the stockholders on October 8, 2025. Such stockholder actions taken by written consent are described in the Company’s Definitive Schedule 14C filed with the SEC on October 20, 2025. The Exchange has advised the Company that such stockholder approval was deficient under the Exchange’s unpublished internal guidance on generic proxy proposals, which led to the violations set forth in the Letter.

As of the date of this Current Report, all of the Preferred Shares have been either converted into Common Stock or redeemed by the Company, and no Preferred Shares are outstanding. Such redemption of Preferred Shares is described in the Company’s Current Report on Form 8-K filed with the SEC on February 12, 2026.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “expect,” “intend,” “aim,” “plan,” “may,” “could,” “target,” and similar expressions are intended to identify forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to, the ability to complete the proposed transaction, shareholder approvals, market conditions, regulatory considerations, and other risks described in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made, and the Company undertakes no obligation to update them, except as required by law.

Company Contact

SRx Health Solutions, Inc.

Kent Cunningham, Chief Executive Officer

Investor Relations Contact

KCSA Strategic Communications

Valter Pinto, Managing Director

212-896-1254

valter@kcsa.com